DESERT MINING, INC.

4328 Hwy. 66, Longmont, CO 80504

(970) 535-6213

December 28, 2006

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re: Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Dear Ms. Rhodes:

This letter is in response to your correspondence dated December 18, 2006.  Please be advised that Desert Mining, Inc. requests an extension to complete its response to your comments.  Due to the holidays and recent weather problems in Colorado, we have not been able to fully review and prepare our response.  We anticipate completing our review and filing a response no later than January 10, 2007.

Very truly yours,

/s/ Peter K. Nelson

Peter K. Nelson

President